Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

Please find below a memorandum distributed by
Central Pacific Financial Corp. to its employees on May 2, 2003.

Chairman’s Office

May 2, 2003

Dear Employees,

I am pleased to report that we are making steady progress in our initiative to merge with CB Bancshares, Inc. (CB).  Despite CB Management’s continued refusal to sit down with us to begin negotiations, your management and board continue to take steps to bring our proposal directly to the shareholders of both companies.  We strongly believe that this is the right and responsible thing to do for our shareholders, for our customers, for our community, and for our employees.

As we move forward, we are starting to formulate our plans to integrate the two banks. We know the transition and integration are key to a successful merger — for everyone, especially our employees.  I want to emphasize again that your efforts and talents have made us the bank we are today — and that hard work will not be forgotten.  We will continue to need the best and brightest talent in the future from both companies.  The moment that a definitive agreement is reached on the merger, CB employees become a part of our ohana.  Our priority will be to ensure that our customers receive the best service possible - second to none - with the thoughtful integration and allocation of our entire family of employees.

Although it is still premature to discuss specific integration plans, I wanted to share with you the guiding principles and some of the steps that will be taken to combine our companies.

We’re going to be guided by three major principles:

1.              To be the Best Bank for Hawaii.

2.              To be as fair as possible to everyone — including our growing family of employees.

3.              Our fiercely loyal service to our customers will not be compromised.

We would then take several steps to ensure a smooth transition.  First we would appoint a dedicated transition team with representatives from both banks to devote their full attention to transition planning. We must move quickly to articulate our combined strategy, vision, and leadership team, while maintaining a careful pace to smoothly and effectively execute the integration. We need to get all systems in order before making changes that would affect their service, while actively reaching out to customers of both banks to ensure they are well served and completely satisfied.

Now, what are the implications of building the Best Bank for Hawaii?

1.               We have always recognized the best people in our organization and will continue to reward superior performance.  Consistent with our values of being a preferred employer, we will make our retention decisions purely on merit. This standard applies to the employees of both companies because as we grow our family, it is important that we are fair to everyone.

2.               We will also adopt the best organizational systems from each bank in areas ranging from back office processes; sales systems and cultures; products and services; specialized departments; and more. We will use the same “best of both” approach to determine which branches will be consolidated.  And until we study the many factors involved through a due diligence process, we do not know which branches may be affected.  In some cases, two branches in close proximity to one another could both remain open depending on how they contribute to the future of our bank.

By adopting a philosophy of Best Practices — we will create the best possible bank for our future.

3.               In addition to fairness to all employees, we will strive to keep job losses to a minimum.  Cost savings are key to building a stronger bank, and there are many ways to reduce expenses.  The reduction of jobs is absolutely the last resort.   And, until we can discuss this issue with CB Management, we are unable to be more specific.  However, the following is a partial list of the possibilities that will be considered:

•                  implementing an external hiring freeze;

•                  using attrition to minimize job loss;

•                  retraining and reassigning affected employees to other open positions;

•                  multiple posting priority

•                  waiving time-in-position requirements

•                  helping people with some inter-island relocation expenses if necessary.

4.               Despite being the last resort, we realize some jobs will be lost.  We are committed to being as fair as possible to everyone. We are open to the following severance benefits and other ideas as well:

•                  increased severance compensation related to this merger;

•                  coordination with external placement services;

•                  personal career coaching

•                  access to our Employee Assistance Program

We continue to believe that our employees are our most valuable asset, and we are working hard to ensure a smooth transition for everyone.  This merger is about growth and providing greater career opportunities for our employees. With the competitive strength of a combined bank, we create tremendous opportunities to expand our market share and broaden our scope of financial services, which in turn creates better career choices and opportunities within our organization.

We value your hard work and greatly appreciate your continued support throughout this process as we build the Best Bank for Hawaii.

Sincerely,

Clint

FORWARD LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

On April 28, 2003, CPF filed with the SEC a registration statement on Form S-4 to register the CPF shares to be issued in a proposed exchange offer, and subject to future developments, CPF intends to file one or more proxy statements for solicitation of proxies from CPF shareholders, may file one or more proxy statements for solicitation of proxies from CBBI shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  The registration statement is not final and will be further amended.  Investors and security holders are urged to read the registration statement and proxy statements (when available) and any other relevant documents, including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of the registration statement, any amendments thereto (when available) and proxy statements (when available) and other relevant documents, including the tender offer statement if filed, at the SEC’s Internet web site at (www.sec.gov).  The registration statement, any amendments thereto and proxy statements (when available) and such other documents, including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to:  Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention:  David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation will be contained in CPF’s preliminary proxy statement on Schedule 14A, when filed.  Information about the directors and executive officers of CPF and their ownership of and interests in CPB stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.